Mail Stop 3010

November 10, 2009

VIA FAX (213) 232-9572 and USMAIL

Mr. Oscar Luppi
President and Chief Executive Officer
Force Fuels, Inc.
4630 Campus Drive, Suite 101
Newport Beach, California 92660

Re: Force Fuels, Inc.
Form 10-K/A for the year ended July 31, 2008
Filed on June 5, 2009
Form 10-Q/A for the quarter ended October 31, 2008
Filed on June 5, 2009
Form 10-Q for the quarter ended January 31, 2009
Filed on June 10, 2009
Form 10-Q for the quarter ended April 30, 2009
Filed on June 16, 2009
File No. 000-49993

Dear Mr. Luppi:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Yolanda Crittendon
Staff Accountant